Press release
For immediate release
May 2 2006

VIRGINIA MINES AND YUKON RESOURCES SIGN BINDING AGREEMENT ON SAGAR URANIUM/GOLD PROPERTY

Virginia Mines Inc. (“Virginia”) and Yukon Resources Corporation (“Yukon”) are pleased to announce the signing of a binding agreement whereas Yukon has the option to acquire an undivided 75% participating interest in 200 claims constituting the Sagar property, located in the Labrador Trough in Northern Quebec.

Under the terms of the agreement, Yukon has the option to earn a 75% interest in the property by issuing to Virginia 2,000,000 shares and 2,000,000 purchase warrants of Yukon, exercisable at US$1.00 for a 3-year period, and by incurring total exploration expenditures of $2,000,000 on the property by August 2008. Furthermore Virginia has the option at anytime to sell its remaining 25% participating interest into the Sagar property in consideration of 1,000,000 shares and 1,000,000 purchase warrants of Yukon. The share purchase warrants shall be exercisable at a price equal to the 20-trading day weighted average closing price preceding the selling date and shall be valid for a 2-year period from the date of issuance.

Once Yukon will have earned a 100% interest in the property, Virginia shall retain a 1.5% royalty (NSR). Virginia also keeps a 51% back-in right in any gold discovery with a 43-101 indicated resource of no less than 500,000 ounces by issuing a cash payment or a share certificate equivalent to an amount equal to 2.5 times the expenditures incurred by Yukon at such date. Virginia would then become the operator.

The Sagar property is the host to a very unusual boulder field which contains 150 boulders that have an average grade of 0.3% U and 50.7 g/t Au. Several other uranium-gold showings have been defined on the property, the most significant being the Viking (grab samples as high as 223 g/t Au and 0.1% U) and the Eagle (grab sample as high as 5.4 g/t Au and 1% U) showings. That information is confirmed by Paul Archer, Geological Engineer and qualified person (as defined by National Instrument 43-101). M. Archer has more than 25 years of experience in exploration.

About Yukon
Yukon Resources Corp. is a rapidly emerging uranium exploration company with assets in Arizona, Finland and now in Northern Quebec. Yukon trades on the OTCBB under the symbol YUKR as well as the Frankfurt Exchange under the symbol YE5. The company continues to focus on high priority uranium property acquisition and exploration in order participate in meeting the significant and increasing demand for uranium as an alternative energy source.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of around $35 million. Virginia trades on the Toronto Stock Exchange (TSX) under the symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events